Exhibit 99.142

July 6, 2021	510 Burrard St, 3rd Floor

Vancouver BC, V6C 3B9

www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: DIGIHOST TECHNOLOGY INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting (AMENDED)
Record Date for Notice of Meeting :	June 28, 2021
Record Date for Voting (if applicable) :	June 28, 2021
Beneficial Ownership Determination Date :	June 28, 2021
Meeting Date :	August 09, 2021
Meeting Location (if available) :	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
SUBORDINATE VOTING SHARES	25381D107	CA25381D1078
PROPORTIONATE VOTING CLASS	HSHQP0108	CAHSHQP01086

Sincerely,

Computershare

Agent for DIGIHOST TECHNOLOGY INC.